

February 14, 2025

Marc Benathen
Chief Financial Officer
LifeMD, Inc.
236 Fifth Avenue, Suite 400
New York, New York 10001

> **Re: LifeMD, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-39785**

Dear Marc Benathen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services